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                                                                     EXHIBIT 20


                                                                January 23, 1996

To Our Stockholders:

     On January 16, 1996, your Board of Directors declared a dividend distribution of Preferred Share Purchase Rights. This letter describes the Board's reasons for adopting the Share Purchase Rights Plan.

     These Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a low price offer which does not provide full value to stockholders, a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares. The purpose of the Rights Plan is to force a potential acquiring person or group to negotiate with the Board of Directors. Your Board is not aware of any effort to acquire control of the Company. Your Board's decision to act was accelerated by the current share price and the major capital expansion program now in progress.

     Over 1,700 companies, including 49 percent of the companies in the Business Week 1000, 50 percent of the companies in the Fortune 500, and 67 percent of the companies in the Fortune 200 have issued rights to protect their stockholders against these tactics. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in Birmingham Steel Corporation and the full value of that investment.

     Much of the protection for stockholders is provided by the "flip-in" and "flip-over" features of the Plan, which are explained in more detail below. These features take effect if an entity attempts to take over the Company in a transaction which is not approved by the Board, because, for example, the attempt involves an unfair price which does not recognize the full value of the Company's current capital expansion program or a coercive two-tier offer that treats some stockholders differently. If a person or group acquires 10 percent or more of the Company's stock in such an unapproved transaction, the "flip-in" and "flip-over" features of the plan give all stockholders, other than the acquiring stockholder, the right to buy additional shares of the Company's stock at half price and, in the event of a subsequent acquisition of the Company, the right to buy stock in the acquiring entity at half price.

     The Rights are not intended to prevent a takeover of the Company and will not do so; however, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board. The Rights are designed to deal with the very serious problem of another
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person or group using abusive tactics to deprive Birmingham Steel's Board and its stockholders of any real opportunity to determine the destiny of the Company.

     The Rights may be redeemed by the Board of Directors for one cent per Right prior to the time a single acquiror or a group (an "Acquiring Person") accumulates, through open-market purchases, a tender offer or otherwise, 10 percent or more of the Company's common stock. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

     Your Board was aware, when it acted, that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without any protection against unfair treatment by an acquiror - who, after all, is seeking his own or his company's advantage, not yours. Your Board believes that these Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment and the under-valued price of your Company's shares in the market.

     Existing holdings of 10 percent or more of the Company's common stock will not cause the Rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless a current holder of 10 percent or more of the Company's common stock acquires additional shares.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to you or the Company, and will not change the way in which you can presently trade the Company's shares. As explained in the following details, the Rights will only be exercisable if and when the problem with which they were created to deal arises. They will then operate to protect you against being deprived of your right to share in the full measure of your Company's long-term potential.

     The Rights were issued on January 19, 1996, to stockholders of record on that date and will expire in ten years. Initially, the Rights will not be exercisable, certificates will not be sent to you, and the Rights will automatically trade with the common shares; however, ten days after a person or group becomes an Acquiring Person, or after a person or group announces an offer the consummation of which would result in such person or group becoming an Acquiring Person (even if no purchases actually occur), the Rights will become exercisable and separate certificates representing the Rights will be distributed. We expect that at that time, the Rights will begin to trade independently from the Company's shares. At no time will the Rights have any voting power.

     At the time Rights become exercisable, unless an Acquiring Person has already acquired 10 percent or more of the Company's shares, a holder will be entitled to buy from the Company one one-hundredth of a share of a new series of junior participating preferred stock for $74.00. After the rights become exercisable, if the Company is involved in a merger or other business combination at any time after a person or group has become an Acquiring Person, the "flip-over" feature is activated. Then the Rights will entitle a holder to buy a number of shares of common stock of the Acquiring
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Person having a market value of twice the exercise price of each Right.  For example, if at the time of the business combination, the acquiring company's stock has a share value of $50, the holder of each Right would be entitled to receive two shares of the Acquiring Person's common stock for each $50 paid on exercise of the Right, i.e., at half price.

     If any person or group becomes an Acquiring Person, the "flip-in" provision of the Rights will be triggered, and the Rights will entitle a holder (other than the Acquiring Person) to buy a number of additional shares of common stock of the Company having a market value of twice the exercise price of each Right, i.e. at half price. Thus, if at the time of the 10 percent acquisition, the Company's stock were to have a market value per share equal to $30, the holder of each Right (other than the Acquiring Person) would be entitled to receive two shares of Birmingham Steel Corporation common stock for each $30 paid on exercise of the Right.

     Following the time a person or group becomes an Acquiring Person, but only prior to the acquisition by a person or group of a 50 percent stake, the Board of Directors will also have the ability to exchange the rights (other than Rights held by the Acquiring Person), in whole or in part, for Birmingham Steel common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) with a value equal to the flip-in, i.e., the economic benefit which would be received if the holder of the Right purchased additional Company shares at half price. This provision will have an economically dilutive effect on the Acquiring Person, and provide a corresponding benefit to the remaining holders of Rights that is comparable to the flip-in without requiring holders of rights to go through the process and expense of exercising their Rights.

     While, as noted above, the distribution of the Rights will not be taxable to you or the Company, stockholders may recognize taxable income upon the occurrence of certain subsequent events.

     In addition to authorizing the Rights, your Board authorized a new series of junior participating preferred stock purchasable upon exercise of the Rights. The shares of the new series of junior participating preferred stock will be nonredeemable. Each preferred share will be entitled to an aggregate dividend equal to the greater of $1.00 per share or 100 times the dividend declared on the common shares. In the event of liquidation, the holders of the preferred shares will be entitled to receive an aggregate liquidation payment equal to the greater of $100 or 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions. In the event of issuance of preferred shares upon exercise of the Rights, a depositary receipt may be issued for each one one-hundredth of a preferred share in order to facilitate trading. The dividend, liquidation and voting rights, and the non-redemption feature, of the preferred shares are designed so that the value of the one-hundredth interest in a preferred share purchasable with each Right will approximate the value of one share of Birmingham Steel common stock.

     The Board of Directors on January 16, 1996, also amended the Company's By-Laws to, among other things, eliminate a feature which permitted a minority of stockholders to force special

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meetings of stockholders and to add a requirement for advanced notice of nominations for Directors and matters to be considered at meetings of stockholders. We believe that these changes are in the best interests of all stockholders.

     In declaring the Rights dividend, we have expressed our confidence in the future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

     Thank you for your continued confidence in our Company. A more detailed summary of the Rights Plan is enclosed.




                                   Robert A. Garvey
                                   Chairman and Chief Executive Officer